UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2

                                                       File No. . . . . .69-348

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                               AGL RESOURCES INC.
                                       and
                            ATLANTA GAS LIGHT COMPANY
                                (Name of Company)


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their respective statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

AGL RESOURCES INC.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

AGL Resources Inc. (AGLR) is a Georgia corporation incorporated on November 27, 1995 and has its principal executive offices at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLR was incorporated primarily for the purpose of becoming the holding company for:

(a) Atlanta Gas Light Company (AGLC) and its wholly owned subsidiary, Chattanooga Gas Company (Chattanooga), which are local natural gas distribution utilities;

(b)      AGL Energy Services, Inc. (AGLE), a gas supply services company; and

(c)      several nonutility subsidiaries.

AGLC, a Georgia corporation, is a regulated utility which distributes natural gas to customers in central, northwest, northeast and southeast Georgia. AGLC has one regulated natural gas utility subsidiary, Chattanooga, a Tennessee corporation, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas; and

AGLE,  a Georgia  corporation,  buys and sells the natural gas  supplied to
AGLC's customers   during  the  transition   period  in  Georgia  to  full
competition in the retail natural gas market. At the end of this transition period, AGLC will no longer be engaged in the business of selling natural gas to retail customers and, instead, will be engaged solely in the business of distributing gas to customers on behalf of marketers. For financial reporting purposes, AGLE is considered a subsidiary of AGLC. Therefore, AGLE will be reported as a subsidiary of the claimant, AGLC for this reporting period. AGLE has one subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities.

AGLR also owns or has an interest in five nonutility subsidiaries, each of which are Georgia Corporations:

(a) AGL Interstate Pipeline Company (AGL Interstate Pipeline) established to participate in a joint venture that intends to provide interstate pipeline services to customers in Georgia and Tennessee;

(b) AGL Peaking Services, Inc. (AGL Peaking Services) established to participate in a joint venture that intends to construct, own and operate a liquefied natural gas peaking facility for AGLC and other southeastern customers;

(c) SouthStar Energy Services LLP (SouthStar), a joint venture established to sell natural gas, propane, fuel oil, electricity and related services to industrial, commercial and residential customers in Georgia and the Southeast;

(d) AGL Investments, Inc. (AGLI) established to develop and manage certain nonutility businesses. AGLI has five subsidiaries, each of which are Georgia corporations:

         (1) AGL Propane, Inc. (retail propane sales and related products and services);
         (2) AGL Gas Marketing, Inc. (a joint venture partner in a joint venture engaged in wholesale and retail natural gas trading);
         (3) AGL Power Services, Inc. (a joint venture partner in a joint venture engaged in wholesale power trading);
         (4)       Trustees Investments, Inc. (real estate holdings); and
         (5) Utilipro, Inc. (sales of integrated customer care solutions to energy marketers).

(e) AGL Resources Service Company (Service Company) established to provide corporate support services to AGLR and its subsidiaries.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         AGLR's properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 231 cities and surrounding areas in the State of Georgia. As of December 31, 1998, the Company had 29,186 miles of mains, 5,952,000 Mcf. of liquefied natural gas (LNG) storage capacity in three LNG plants located in Georgia and 269,160 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia. AGLC's wholly-owned subsidiary, Chattanooga, operates a natural gas distribution system and related facilities and local offices in 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1998, Chattanooga had 1,674 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                    None                                185,262,498 Mcf.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                      NA                                  NA

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                      NA                                  NA

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  Claimant                             Subsidiary
              AGL Resources Inc.                 Atlanta Gas Light Company
                                                   (including Chattanooga)

              Purchased at State Line            Purchased at State Line
              or at City Gate                    or at City Gate
              Metering Stations                  Metering Stations
              in Georgia or Tennessee            in Georgia or Tennessee

                      NA                               12,681,211 Mcf.

              Purchased outside the              Purchased outside the
              State of Georgia                   States of Georgia and Tennessee

                      NA                              183,205,227 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                     None                                 None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                     None                                None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                      None                                None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                      None                                None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  Claimant                             Subsidiary
            AGL Resources Inc.                    Atlanta Gas Light Company
                                                   (including Chattanooga)

                      None                                None


ATLANTA GAS LIGHT COMPANY

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Atlanta Gas Light Company (AGLC) is a Georgia corporation organized in 1856 and has its principal executive office at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLC's principal business is the distribution of natural gas to customers in central, northwest, northeast and southeast Georgia.

AGLC has one wholly-owned subsidiary, Chattanooga, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas.

AGLC also includes AGLE for financial reporting purposes and for this filing even though AGLE is a wholly owned subsidiary of AGLR, not AGLC. AGLE buys and sells the natural gas supplied to AGLC's customers during the transition period in Georgia to full competition in the retail natural gas market. At the end of this transition period, AGLC will no longer be engaged in the business of selling natural gas to retail customers and, instead, will be engaged solely in the business of distributing gas to customers on behalf of marketers.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution
of  electric  energy  for sale,  or  for  the  production,   transmission   and
distribution  of  natural or  manufactured  gas,  indicating  the  location  of
principal  generating  plants,   transmission  lines,   producing  fields,  gas
manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

(a)     Description of properties of AGLC:

        AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 231 cities and surrounding areas in the State of Georgia. As of December 31, 1998, the Company had 29,186 miles of mains and 5,952,000 Mcf. of liquefied natural gas (LNG) storage capacity in three LNG plants and 269,160 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia to supplement the gas supply in very cold weather or emergencies.

(b)      Description of properties of Chattanooga:

         Chattanooga operates a natural gas distribution system and related facilities and local offices serving 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1998, Chattanooga had 1,674 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         165,428,515 Mcf.               19,833,983 Mcf.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         NA                             NA

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         NA                             NA

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         Purchased at State             Purchased at State
         Line or at City Gate           Line or at City Gate
         Metering Stations              Metering Stations
         in Georgia                     in Tennessee

         12,681,211  Mcf.               None

         Purchased outside the          Purchased outside the
         State of Georgia               State of Tennessee

         171,568,715  Mcf               11,636,512  Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         None                           None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         None                           None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         None                           None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         None                           None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Claimant                       Subsidiary
         AGLC                           Chattanooga

         None                           None

                                    EXHIBIT A


        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                               AGL RESOURCES INC.

         The following financial statements of AGLR and its subsidiary companies are attached hereto as Exhibit A1:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1998

         The following financial statements of AGLR's subsidiary, AGL Investments, Inc. are attached hereto as Exhibit A1-1:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1998


                            ATLANTA GAS LIGHT COMPANY

         The following financial statements of AGLC and its subsidiary companies are attached hereto as Exhibit A2:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1998

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1998

                       EXHIBIT B. Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.           Caption Heading

                    1.              Total Assets
                    2.              Total Operating Revenues
                    3.              Net Income

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                   None

         The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer on this 1st day of March, 1999.


                                            AGL RESOURCES INC.
                                                        and
                                            ATLANTA GAS LIGHT COMPANY
                                                 (Name of Claimant)


                                                By:   /s/ J. Michael Riley
                                                      J. Michael Riley
                                                      Senior Vice President and
                                                      Chief Financial Officer

CORPORATE SEAL


Attest: /s/ Melanie M. Platt
     Melanie M. Platt
     Vice President and
     Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


     J. Michael Riley      Senior Vice President and Chief Financial Officer
     (Name)                                 (Title)


         P.O. Box 4569, Atlanta, Georgia 30302
                         (Address)

     The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer on this 1st day of March, 1999.


                                            AGL RESOURCES INC.
                                                   and
                                            ATLANTA GAS LIGHT COMPANY
                                              (Name of Claimant)


                                            By: /s/ J. Michael Riley
                                                    J. Michael Riley
                                                    Senior Vice President and
                                                    Chief Financial Officer

CORPORATE SEAL


Attest: /s/ Melanie M. Platt
            Melanie M. Platt
            Vice President and
            Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


     J. Michael Riley      Senior Vice President and Chief Financial Officer
     (Name)                                 (Title)


         P.O. Box 4569, Atlanta, Georgia 30302
                           (Address)


Exhibit A1



                               AGL RESOURCES INC.

              Condensed Consolidating Income Statements (Unaudited)

                 For the Twelve Months Ended December 31, 1998

                                   (Millions)



                              AGL                                                                   AGL                Consolidated
                          Resources Inc.                           Atlanta     AGL             Resources  Reclassifi-      AGL
                             Before      AGL Utility      AGL      Gas Light  Peaking  Capital  Service   cations and   Resources,
                          Consolidation   Operations  Investments  Services  Services   Trust   Company  Eliminations      Inc.


Operating Revenues            ($0.1)     $1,224.5         $21.4     $24.4      $0.0    $0.0       $0.0      ($10.2)       $1,260.0

Cost of Sales                   -           705.1           6.5      23.8       -       -          -          (8.9)          726.5
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Margin            (0.1)        519.4          14.9       0.6       -       -          -          (1.3)          533.5
-----------------------------------------------------------------------------------------------------------------------------------

Operating and
   Maintenance Expenses         0.1         258.5          12.1       5.1       0.1     -         (3.6)       (1.4)          270.9

Depreciation and
   Amortization                 -            63.9           3.3      (0.5)      -       -          6.2         -              72.9

Taxes Other Than Income         0.4          24.2           0.9       0.1       -       -          1.7         -              27.3
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Expenses           0.5         346.6          16.3       4.7       0.1     -          4.3        (1.4)          371.1
-----------------------------------------------------------------------------------------------------------------------------------

Operating Income               (0.6)        172.8          (1.4)     (4.1)     (0.1)    -         (4.3)        0.1           162.4
-----------------------------------------------------------------------------------------------------------------------------------

Other Income-Net               (6.4)          5.9          (4.5)     (2.6)      0.4     6.3        1.5        (0.9)           (0.3)
-----------------------------------------------------------------------------------------------------------------------------------

Income Before Interest,
   Preferred Stock Dividends
   and Income Taxes            (7.0)        178.7          (5.9)     (6.7)      0.3     6.3       (2.8)       (0.8)          162.1
-----------------------------------------------------------------------------------------------------------------------------------

Interest Expense                7.6          51.8           -         0.4       -       -          0.9        (6.3)           54.4

Dividends Preferred Stock      (1.5)         (0.3)          -         -         -       6.3        -           1.4             5.9
-----------------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes    (13.1)        127.2          (5.9)     (7.1)      0.3     -         (3.7)        4.1           101.8
-----------------------------------------------------------------------------------------------------------------------------------

Income Taxes                   (4.0)         41.5          (2.3)     (2.7)      0.1     -         (1.4)       (0.1)           31.1

Minority Interest               -             -            (0.1)      -         -       -          -           -              (0.1)
-----------------------------------------------------------------------------------------------------------------------------------

Net Income                    ($9.1)        $85.7         ($3.5)    ($4.4)     $0.2    $0.0      ($2.3)       $4.2           $70.8
===================================================================================================================================



Exhibit A1


                               AGL RESOURCES INC.

      Condensed Consolidating Statements of Earnings Reinvested (Unaudited)

                  For the Twelve Months Ended December 31, 1998

                                   (Millions)



                              AGL                                                                 AGL                  Consolidated
                          Resources Inc.                            Atlanta    AGL             Resources  Reclassifi-      AGL
                             Before      AGL Utility      AGL      Gas Light  Peaking  Capital  Service   cations and   Resources,
                          Consolidation   Operations  Investments  Services  Services   Trust   Company  Eliminations      Inc.

Earnings Reinvested at
   Beginning of Period        ($4.2)         $165.3       $2.0       $0.2      $0.1      $0.0     $2.0        $0.4         $165.8
Net Income                     (9.1)           85.7       (3.5)      (4.4)      0.2       -       (2.3)        4.2           70.8
-----------------------------------------------------------------------------------------------------------------------------------

   Total                      (13.3)          251.0       (1.5)      (4.2)      0.3       -       (0.3)        4.6          236.6
-----------------------------------------------------------------------------------------------------------------------------------

Dividends on Common Stock      61.7             -                                                                            61.7
-----------------------------------------------------------------------------------------------------------------------------------

Earnings Reinvested at
   End of Period             ($75.0)         $251.0      ($1.5)     ($4.2)     $0.3      $0.0    ($0.3)       $4.6         $174.9
===================================================================================================================================



                                  Page 2 of 4


Exhibit A1


                               AGL RESOURCES INC.

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)



                              AGL                                                                   AGL                Consolidated
                          Resources Inc.                           Atlanta     AGL             Resources  Reclassifi-      AGL
                             Before      AGL Utility      AGL      Gas Light  Peaking  Capital  Service   cations and   Resources,
                          Consolidation   Operations  Investments  Services  Services   Trust   Company  Eliminations      Inc.

ASSETS

Current Assets

Cash                         $16.4             ($16.6)     $2.8                                  ($2.6)                     $0.0
Receivables                    0.2              158.1       2.8       1.9       0.2       0.8      1.3        (1.1)        164.2
Intercompany Receivables     212.4              709.5       8.5      (8.2)                       181.0    (1,103.2)          -
Unbilled Revenue A/R                             50.4       -                                                               50.4
Inventories:
   Natural Gas Stored
    Underground                                 106.4       -                                                              106.4
   LNG Stored                                    16.0       -                                                               16.0
   Materials and Supplies                         8.2       -                                                                8.2
   Other                                          0.1       2.6       1.6                                                    4.3
Deferred Purchased Gas
 Adjustments                                      3.3       -                                                                3.3
Other Current Assets           1.3                0.1       0.3                                    0.3                       2.0
----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets         230.3            1,035.5      17.0      (4.7)      0.2       0.8    180.0    (1,104.3)        354.8
----------------------------------------------------------------------------------------------------------------------------------


Investment and Equity in
   Associated Company        443.9                -         -                             77.3              (521.2)           -
----------------------------------------------------------------------------------------------------------------------------------

Property, Plant, and
   Equipment
Utility Plant                                 2,150.3                                                               -    2,150.3
Less Accumulated
   Depreciation                                (694.7)                                                                    (694.7)
----------------------------------------------------------------------------------------------------------------------------------
   Utility Plant - Net         -              1,455.6       -         -         -          -       -         -           1,455.6
----------------------------------------------------------------------------------------------------------------------------------

Nonutility Property            0.5                3.1      32.2                 2.9               78.0        (2.7)        114.0
Less Accumulated
   Depreciation                                  (1.8)     (7.0)                                 (18.1)       (0.2)        (27.1)
----------------------------------------------------------------------------------------------------------------------------------
   Nonutility Property - Net   0.5                1.3      25.2       -         2.9        -      59.9        (2.9)         86.9
----------------------------------------------------------------------------------------------------------------------------------

   Total Property, Plant, and
      Equipment - Net          0.5            1,456.9      25.2       -         2.9        -      59.9        (2.9)      1,542.5
----------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets

Unrecovered Environmental
   Response Costs                                76.9       -                                                               76.9
Investments in Joint Ventures  3.7                0.4      34.2       3.4                                                   41.7
Other                                            25.3       6.7      (0.3)      0.1                0.6                      32.4
----------------------------------------------------------------------------------------------------------------------------------

   Total Deferred Debits and
      Other Assets             3.7              102.6      40.9       3.1       0.1        -       0.6         -           151.0
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

   Total Assets             $678.4           $2,595.0     $83.1     ($1.6)     $3.2      $78.1  $240.5   ($1,628.4)     $2,048.3
==================================================================================================================================


Exhibit A1


                               AGL RESOURCES INC.

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)


                              AGL                                                                 AGL                Consolidated
                          Resources Inc.                           Atlanta     AGL             Resources  Reclassifi-      AGL
                             Before      AGL Utility      AGL      Gas Light  Peaking  Capital  Service   cations and   Resources,
                          Consolidation   Operations  Investments  Services  Services   Trust   Company  Eliminations      Inc.

LIABILITIES

Current Liabilities

Accounts Payable              $4.3          $64.9        $2.1                                     ($0.3)                   $71.0
Short-Term Debt              111.6            -           1.4                                                              113.0
Intercompany Payables         78.5          788.5        32.8         2.9        0.1      1.0     199.7    (1,103.5)          -
Customer Deposits                            31.7         -                                                                 31.7
Interest                       0.8           21.6         -                                                    (0.8)        21.6
Deferred Purchased Gas
  Adjustments                                 8.4         -                                                                  8.4
Other Accrued Liabilities     (1.9)          14.7         0.1         0.1                 0.6       6.1        (0.1)        19.6
Other Current Liabilities      0.2           42.8         0.9                                       0.4                     44.3
----------------------------------------------------------------------------------------------------------------------------------
  Total Current Liabilities  193.5          972.6        37.3         3.0        0.1      1.6     205.9    (1,104.4)       309.6
----------------------------------------------------------------------------------------------------------------------------------

  Accumulated Deferred
    Income Tax                 0.5          197.0         5.0        (0.5)       0.1                4.9         -          207.0
----------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities

Accrued Pension Costs                         3.9         -                                                                  3.9
Accrued Environmental
  Response Costs                             47.0         -                                                                 47.0
Accrued Other Postretirement
  Benefits Costs                             41.1         -                                        (7.2)                    33.9
Other                                         -          (0.2)                                                              (0.2)
----------------------------------------------------------------------------------------------------------------------------------
  Total Long-Term Liabilities  -             92.0        (0.2)        -          -        -        (7.2)        -           84.6
----------------------------------------------------------------------------------------------------------------------------------


Deferred Credits

Unamortized Investment Tax Credit            25.5         -                                                                 25.5
Regulatory Tax Liability                     17.0         -                                                                 17.0
Other Deferred Credits                       11.8         -                                                                 11.8
----------------------------------------------------------------------------------------------------------------------------------
  Total Deferred Credits                     54.3         -           -          -        -          -          -           54.3
----------------------------------------------------------------------------------------------------------------------------------

  Equity Investment from Parent             366.0        42.4         0.1        2.7               37.2      (448.4)          -
----------------------------------------------------------------------------------------------------------------------------------
Capitalization

Long-Term Debt                77.3          660.0                                                             (77.3)       660.0
Preferred Securities                          -                                           74.3                              74.3
Common Stockholders' Equity                   -
Common Stock                 287.6            -           0.1                              2.2                 (2.2)       287.7
  Premium on Common Stock    194.5            2.1                                                              (0.7)       195.9
  Earnings Reinvested        (75.0)         251.0        (1.5)       (4.2)       0.3               (0.3)        4.6        174.9
----------------------------------------------------------------------------------------------------------------------------------
  Total Capitalization       484.4          913.1        (1.4)       (4.2)       0.3      76.5     (0.3)      (75.6)     1,392.8
----------------------------------------------------------------------------------------------------------------------------------
  Total Liabilities and
    Capitalization          $678.4       $2,595.0       $83.1       ($1.6)      $3.2     $78.1   $240.5   ($1,628.4)    $2,048.3
==================================================================================================================================


Exhibit A1-1



                              AGL INVESTMENTS INC.

             Condensed Consolidating Income Statements (Unaudited)

                  For the Twelve Months Ended December 31, 1998

                                   (Millions)




                                       AGL                  AGL                      AGL      AGL
                             AGL     Consumer            Energy Wise  AGL           Power     Gas     Georgia   Reclass      AGL
                         Investments Services, Trustees   Services, Propane,       Services, Market-  Energy      and    Investments
                          Corporate   Inc.    Investments   Inc.      Inc.  Utilipro Inc.   ing, Inc. Company Elimination    Inc.


Operating Revenues          ($0.1)     $0.4      $0.0       $0.0      $28.0   $1.5    $0.0     $0.0     $0.0     ($8.4)      $21.4
Cost of Sales                 -         -         -          -         15.3    -       -        -        -        (8.8)        6.5
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Margin          (0.1)      0.4       -          -         12.7    1.5     -        -        -         0.4        14.9
-----------------------------------------------------------------------------------------------------------------------------------

Operating and
 Maintenance Expenses         1.1       0.4       0.3        0.3        7.6    2.9     3.0     10.3      -       (13.8)       12.1
Depreciation and
 Amortization                 0.3       -         -          -          1.9    0.1     0.4      2.6      -        (2.0)        3.3
Taxes Other Than Income       0.1       -         -          -          0.8    -       -        -        -         -           0.9
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Expenses         1.5       0.4       0.3        0.3       10.3    3.0     3.4     12.9      -       (15.8)       16.3
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income             (1.6)      -        (0.3)      (0.3)       2.4   (1.5)   (3.4)   (12.9)     -        16.2        (1.4)
-----------------------------------------------------------------------------------------------------------------------------------
Other Income-Net             (5.0)      -         0.5       (0.3)       0.1    -       4.0      9.5      -       (13.3)       (4.5)
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Interest,
  Preferred Stock Divi-
  dends, and Income Taxes    (6.6)      -         0.2       (0.6)       2.5   (1.5)    0.6     (3.4)     -         2.9        (5.9)
-----------------------------------------------------------------------------------------------------------------------------------
Interest Expense              -         -         -          -          -      -       -        -        -         -
Dividends Preferred Stock     -         -         -          -          -      -       -        -        -         -
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes   (6.6)      -         0.2       (0.6)       2.5   (1.5)    0.6     (3.4)     -         2.9        (5.9)
-----------------------------------------------------------------------------------------------------------------------------------
Income Taxes                 (3.0)      -         0.1       (0.2)       1.0   (0.6)    0.2     (1.2)     -         1.4        (2.3)
Minority Interest I/S         -         -         -          -          -     (0.1)    -        -        -         -          (0.1)
-----------------------------------------------------------------------------------------------------------------------------------

Net Income                  ($3.6)     $0.0      $0.1      ($0.4)      $1.5  ($0.8)   $0.4    ($2.2)    $0.0      $1.5       ($3.5)
===================================================================================================================================



Exhibit A1-1


                              AGL Investments, Inc.

     Condensed Consolidating Statements of Earnings Reinvested (Unaudited)

                 For the Twelve Months Ended December 31, 1998

                                   (Millions)


                                       AGL                  AGL                      AGL      AGL
                             AGL     Consumer            Energy Wise  AGL           Power     Gas     Georgia   Reclass      AGL
                         Investments Services, Trustees   Services, Propane,       Services, Market-  Energy      and    Investments
                          Corporate   Inc.    Investments   Inc.      Inc.  Utilipro Inc.   ing, Inc. Company Elimination   ,Inc.


Earnings Reinvested at
   Beginning of Period     $1.9        $0.1      $0.1      ($0.1)     $1.7    $0.0  ($1.1)    $4.0     ($0.6)   ($4.0)      $2.0
Net Income                 (3.6)        -         0.1       (0.4)      1.5    (0.8)   0.4     (2.2)      -        1.5       (3.5)
----------------------------------------------------------------------------------------------------------------------------------
  Total                    (1.7)        0.1       0.2       (0.5)      3.2    (0.8)  (0.7)     1.8      (0.6)    (2.5)      (1.5)
----------------------------------------------------------------------------------------------------------------------------------

Dividends on Common Stock    -           -
----------------------------------------------------------------------------------------------------------------------------------

Earnings Reinvested at
   End of Period          ($1.7)       $0.1      $0.2      ($0.5)     $3.2   ($0.8) ($0.7)    $1.8     ($0.6)   ($2.5)     ($1.5)
==================================================================================================================================


Exhibit A1-1



                              AGL Investments, Inc.

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)



                                       AGL                  AGL                      AGL      AGL
                             AGL     Consumer            Energy Wise  AGL           Power     Gas     Georgia   Reclass      AGL
                         Investments Services, Trustees   Services, Propane,       Services, Market-  Energy      and    Investments
                          Corporate   Inc.    Investments   Inc.      Inc.  Utilipro Inc.   ing, Inc. Company Elimination   ,Inc.

ASSETS
Current Assets
Cash                        ($0.3)                                    $3.1                                                  $2.8
Receivables                            0.1        0.1                  2.1     0.5                                           2.8
Intercompany Receivables      6.9      4.4        2.8        0.2      (2.7)    0.3    0.7       0.1      0.4      (4.6)      8.5
Unbilled Revenue A/R                                                                                                          -
Inventories:
   Natural Gas Stored
     Underground                                                                                                              -
   LNG Stored                                                                                                                 -
   Materials and Supplies                                                                                                     -
   Other                                                               2.6                                                   2.6
Deferred Purchased Gas
  Adjustments                                                                                                                 -
Other Current Assets                                         0.1       0.2                                                   0.3
-----------------------------------------------------------------------------------------------------------------------------------
   Total Current Assets       6.6      4.5        2.9        0.3       5.3     0.8    0.7       0.1      0.4      (4.6)     17.0
-----------------------------------------------------------------------------------------------------------------------------------
   Investment and Equity
     Associated Company      27.0                                                                                (27.0)       -
-----------------------------------------------------------------------------------------------------------------------------------

Property, Plant, and
  Equipment
Utility Plant
Less Accumulated Depre-
  ciation
-----------------------------------------------------------------------------------------------------------------------------------
   Utility Plant - Net         -         -          -          -        -       -       -        -        -         -
-----------------------------------------------------------------------------------------------------------------------------------
Nonutility Property                               3.7        0.1      27.7     0.5                       0.2                32.2
Less Accumulated Depre-
  ciation                                        (2.6)                (4.2)                             (0.2)               (7.0)
-----------------------------------------------------------------------------------------------------------------------------------
   Nonutility Property-Net     -         -        1.1        0.1      23.5     0.5      -        -        -         -       25.2
-----------------------------------------------------------------------------------------------------------------------------------
   Total Property, Plant,
     and Equipment - Net       -         -        1.1        0.1      23.5     0.5      -        -        -         -       25.2
-----------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and
  Other Assets
Unrecovered Environmental
  Response Costs                                                                                                              -
Investments in Joint
  Ventures                   30.6                                                     2.0      13.4              (11.8)     34.2
Other                                                        0.1       7.1     0.4    0.5      14.5              (15.9)      6.7
-----------------------------------------------------------------------------------------------------------------------------------
   Total Deferred Debits
     and Other Assets        30.6         -         -        0.1       7.1     0.4    2.5      27.9        -     (27.7)     40.9
-----------------------------------------------------------------------------------------------------------------------------------

   Total Assets             $64.2     $4.5       $4.0       $0.5     $35.9    $1.7   $3.2     $28.0     $0.4    ($59.3)    $83.1
===================================================================================================================================


Exhibit A1-1


                              AGL Investments, Inc.

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)


                                       AGL                  AGL                      AGL      AGL
                             AGL     Consumer            Energy Wise  AGL           Power     Gas     Georgia   Reclass      AGL
                         Investments Services, Trustees   Services, Propane,       Services, Market-  Energy      and    Investments
                          Corporate   Inc.    Investments   Inc.      Inc.  Utilipro Inc.   ing, Inc. Company Elimination   ,Inc.
LIABILITIES
Current Liabilities
Accounts Payable            $0.4       $0.2                           $0.6    $0.9                                           $2.1
Short-Term Debt                                                        1.4                                                    1.4
Intercompany Payables       25.9        4.4       1.3        0.5               0.1              5.0      0.2       (4.6)     32.8
Customer Deposits                                                                                                              -
Interest                                                                                                                       -
Deferred Purchased Gas
  Adjustments                                                                                                                  -
Other Accrued Liabilities   (0.7)      (0.2)      0.1        0.1       1.1    (0.3)   (0.2)    (1.5)                1.7       0.1
Other Current Liabilities                                    0.3       0.4                               0.2                  0.9
----------------------------------------------------------------------------------------------------------------------------------
  Total Current Liabilities 25.6        4.4       1.4        0.9       3.5     0.7    (0.2)     3.5      0.4       (2.9)     37.3
----------------------------------------------------------------------------------------------------------------------------------

  Accumulated Deferred
   Income Tax                 -          -        0.3       (0.1)      4.9      -      0.5     (2.3)      -         1.7       5.0
----------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
Accrued Pension Costs                                                                                                          -
Accrued Environmental
 Response Costs                                                                                                                -
Accrued Other Postretirement
 Benefits Costs                                                                                                                -
Other                                                                         (0.2)                                          (0.2)
----------------------------------------------------------------------------------------------------------------------------------
  Total Long-Term Liabilities  -         -         -          -        -      (0.2)     -        -        -           -      (0.2)
----------------------------------------------------------------------------------------------------------------------------------

Deferred Credits
Unamortized Investment
 Tax Credit                                                                                                                    -
Regulatory Tax Liability                                                                                                       -
Other Deferred Credits                                                                                                         -
----------------------------------------------------------------------------------------------------------------------------------
  Total Deferred Credits       -         -         -          -        -        -       -        -        -           -        -
----------------------------------------------------------------------------------------------------------------------------------

  Equity Investment
   from Parent              40.3                  2.1        0.2               1.2     3.6     25.0      0.6      (30.6)     42.4
----------------------------------------------------------------------------------------------------------------------------------

Capitalization
Long-Term Debt
Preferred Securities                                                           0.7                                 (0.7)
Common Stockholders'Equity
  Common Stock                                                        24.3     0.1                                (24.3)      0.1
  Premium on Common Stock
  Earnings Reinvested       (1.7)       0.1       0.2       (0.5)      3.2    (0.8)   (0.7)     1.8     (0.6)      (2.5)     (1.5)
----------------------------------------------------------------------------------------------------------------------------------
  Total Capitalization      (1.7)       0.1       0.2       (0.5)     27.5      -     (0.7)     1.8     (0.6)     (27.5)     (1.4)
----------------------------------------------------------------------------------------------------------------------------------

  Total Liabilities and
   Capitalization          $64.2       $4.5      $4.0       $0.5     $35.9    $1.7    $3.2    $28.0     $0.4     ($59.3)    $83.1
==================================================================================================================================


Exhibit A2



                      ATLANTA GAS LIGHT UTILITY OPERATIONS

              Condensed Consolidating Income Statements (Unaudited)

                  For the Twelve Months Ended December 31, 1998

                                   (Millions)



                               Atlanta Gas Light Chattanooga     AGL Energy    Georgia Gas Reclassifications  Atlanta Gas Light
                                   Company       Gas Company   Services, Inc.    Company   and Eliminations  Utility Operations

Operating Revenues                  $970.7          $73.6           $180.2                        $0.0             $1,224.5

Cost of Sales                        490.8           41.6            172.7                          -                 705.1
-------------------------------------------------------------------------------------------------------------------------------
   Operating Margin                  479.9           32.0              7.5            -             -                 519.4
-------------------------------------------------------------------------------------------------------------------------------

Operating and Maintenance
 Expenses                            243.7           13.6              1.2                          -                 258.5
Depreciation and
 Amortization                         58.7            5.3                                         (0.1)                63.9
Taxes Other Than Income               20.3            3.8              0.1                          -                  24.2
--------------------------------------------------------------------------------------------------------------------------------
   Operating Expenses                322.7           22.7              1.3            -           (0.1)               346.6
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                     157.2            9.3              6.2            -            0.1                172.8
--------------------------------------------------------------------------------------------------------------------------------
Other Income-Net                      14.2            0.6             (0.3)         (2.3)         (6.3)                 5.9
--------------------------------------------------------------------------------------------------------------------------------
Income Before Interest,
 Preferred Stock Dividends,
 and Income Taxes                    171.4            9.9              5.9          (2.3)         (6.2)               178.7
--------------------------------------------------------------------------------------------------------------------------------
Interest Expense                      51.8             -                                            -                  51.8
Dividends Preferred Stock             (0.3)            -                                                               (0.3)
--------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes           119.9            9.9              5.9          (2.3)         (6.2)               127.2
--------------------------------------------------------------------------------------------------------------------------------
Income Taxes                          37.8            3.6              2.3          (2.2)           -                  41.5
Minority Interest I/S
--------------------------------------------------------------------------------------------------------------------------------

Net Income                           $82.1           $6.3             $3.6         ($0.1)        ($6.2)               $85.7
================================================================================================================================


Exhibit A2


                      ATLANTA GAS LIGHT UTILITY OPERATIONS

      Condensed Consolidating Statements of Earnings Reinvested (Unaudited)

                  For the Twelve Months Ended December 31, 1998

                                   (Millions)



                            Atlanta Gas Light  Chattanooga    AGL Energy     Georgia Gas  Reclassifications  Atlanta Gas Light
                                 Company       Gas Company   Services, Inc.   Company     and Eliminations   Utility Operations

Earnings Reinvested at
 Beginning of Period              $162.6           $36.3          $2.7          $3.6            ($39.9)             $165.3
Net Income                          82.1             6.3           3.6          (0.1)             (6.2)               85.7
-----------------------------------------------------------------------------------------------------------------------------
   Total                           244.7            42.6           6.3           3.5             (46.1)              251.0
-----------------------------------------------------------------------------------------------------------------------------

Dividends on Common Stock             -               -             -             -                 -                   -
-----------------------------------------------------------------------------------------------------------------------------

Earnings Reinvested
 at End of Period                 $244.7           $42.6          $6.3          $3.5            ($46.1)             $251.0
=============================================================================================================================


Exhibit A2



                      ATLANTA GAS LIGHT UTILITY OPERATIONS

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)



                            Atlanta Gas Light  Chattanooga    AGL Energy     Georgia Gas  Reclassifications  Atlanta Gas Light
                                 Company       Gas Company   Services, Inc.   Company     and Eliminations   Utility Operations


ASSETS

Current Assets
Cash                              ($16.1)          ($0.5)        $0.0                                               ($16.6)
Receivables                        148.1             9.3          0.7                                                158.1
Intercompany Receivables           520.7            13.4        207.9             2.5            (35.0)              709.5
Unbilled Revenue A/R                44.8             5.6                                                              50.4
Inventories:
   Natural Gas Stored
    Underground                     99.4             7.0                                                             106.4
   LNG Stored                       13.8             2.2                                                              16.0
   Materials and Supplies            7.9             0.3                                                               8.2
   Other                             0.1                                                                               0.1
Deferred Purchased Gas
 Adjustment                           -              3.3                                                               3.3
Other Current Assets                                 0.1                                                               0.1
-------------------------------------------------------------------------------------------------------------------------------
   Total Current Assets            818.7            40.7        208.6             2.5            (35.0)            1,035.5
-------------------------------------------------------------------------------------------------------------------------------

   Investment and Equity
    Associated Company              77.9                          3.5              -             (81.4)                 -
-------------------------------------------------------------------------------------------------------------------------------

Property, Plant, and
 Equipment
Utility Plant                    1,996.3           154.0                                                           2,150.3
Less Accumulated Depre-
 ciation                          (642.3)          (52.4)                                                           (694.7)
--------------------------------------------------------------------------------------------------------------------------------
   Utility Plant - Net           1,354.0           101.6            -              -                -              1,455.6
--------------------------------------------------------------------------------------------------------------------------------

Nonutility Property                  0.8                          0.4             1.9                                  3.1
Less Accumulated Depre-
 ciation                                                         (0.1)           (1.7)                                (1.8)
--------------------------------------------------------------------------------------------------------------------------------
   Nonutility Property-Net           0.8              -           0.3             0.2               -                  1.3
--------------------------------------------------------------------------------------------------------------------------------
   Total Property, Plant,
    and Equipment - Net          1,354.8           101.6          0.3             0.2               -              1,456.9
--------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and
  Other Assets
Unrecovered Environmental
 Response Costs                     76.9                                                                              76.9
Investments in Joint
 Ventures                                                                         0.4                                  0.4
Other                               21.2             0.3          3.6             0.2                                 25.3
--------------------------------------------------------------------------------------------------------------------------------
   Total Deferred Debits
    and Other Assets                98.1             0.3          3.6             0.6               -                102.6
--------------------------------------------------------------------------------------------------------------------------------

   Total Assets                 $2,349.5          $142.6       $216.0            $3.3          ($116.4)           $2,595.0
================================================================================================================================


Exhibit A2

                      ATLANTA GAS LIGHT UTILITY OPERATIONS

               Condensed Consolidating Balance Sheets (Unaudited)

                             as of December 31, 1998

                                   (Millions)


                            Atlanta Gas Light  Chattanooga    AGL Energy     Georgia Gas  Reclassifications  Atlanta Gas Light
                                 Company       Gas Company   Services, Inc.   Company     and Eliminations   Utility Operations

LIABILITIES

Current Liabilities
Accounts Payable                  $59.7            $5.0          ($0.3)                          $0.5              $64.9
Short-Term Debt                                                                                                       -
Intercompany Payables             574.3            44.6          205.1                          (35.5)             788.5
Customer Deposits                  29.8             1.9                                                             31.7
Interest                           20.9             0.7                                                             21.6
Deferred Purchased Gas
 Adjustments (Credit)               8.4                                                                              8.4
Other Accrued Liabilities           9.2             4.4            1.3         (0.2)                                14.7
Other Current Liabilities          41.0             1.8             -                                               42.8
--------------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities      743.3            58.4          206.1         (0.2)            (35.0)             972.6
--------------------------------------------------------------------------------------------------------------------------------

   Accumulated Deferred
    Income Tax                    192.4             4.6             -            -                                 197.0
--------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
Accrued Pension Costs               4.1            (0.2)                                                             3.9
Accrued Environmental
  Response Costs                   47.0                                                                             47.0
Accrued Other Postretire-
  ment Benefits Costs              39.6             1.5                                                             41.1
Other                                                                                                                 -
--------------------------------------------------------------------------------------------------------------------------------
   Total Long-Term Liabilities     90.7             1.3             -            -                 -                92.0
--------------------------------------------------------------------------------------------------------------------------------

Deferred Credits
Unamortized Investment
  Tax Credit                       25.5                                                                             25.5
Regulatory Tax Liability           17.0                                                                             17.0
Other Deferred Credits             11.4             0.4                                                             11.8
--------------------------------------------------------------------------------------------------------------------------------
   Total Deferred Credits          53.9             0.4             -            -                 -                54.3
--------------------------------------------------------------------------------------------------------------------------------

   Equity Investment from Parent  362.4                            3.6           -                                 366.0
--------------------------------------------------------------------------------------------------------------------------------

Capitalization
Long-Term Debt                    660.0            35.3                                         (35.3)             660.0
Preferred Securities                                                                                                  -
Common Stockholders' Equity
   Common Stock                                                                                                       -
   Premium on Common Stock          2.1                                                                              2.1
   Earnings Reinvested            244.7            42.6            6.3          3.5             (46.1)             251.0
--------------------------------------------------------------------------------------------------------------------------------
   Total Capitalization           906.8            77.9            6.3          3.5             (81.4)             913.1
--------------------------------------------------------------------------------------------------------------------------------

   Total Liabilities and
     Capitalization            $2,349.5          $142.6         $216.0         $3.3           ($116.4)          $2,595.0
================================================================================================================================



[TYPE]                                             EX-27
[DESCRIPTION]                                      OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                                          OPUR3
[NAME]                                             AGL RESOURCES INC.
[MULTIPLIER]                                       1,000,000
[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-1999
[PERIOD-START]                                     JAN-01-1998
[PERIOD-END]                                       DEC-31-1998
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2048
[TOTAL-OPERATING-REVENUES]                                1260
[NET-INCOME]                                                71

[TYPE]                                             EX-27
[DESCRIPTION]                                      OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                                          OPUR3
[NAME]                                             ATLANTA GAS LIGHT COMPANY
[MULTIPLIER]                                       1,000,000
[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-1999
[PERIOD-START]                                     JAN-01-1998
[PERIOD-END]                                       DEC-31-1998
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2595
[TOTAL-OPERATING-REVENUES]                                1225
[NET-INCOME]                                                86